# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunrise Realty Trust, Inc., CIK 0002012706
CUSIP: 867981102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 525 Okeechobee Blvd, Suite 1650, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-018174
Filed by CIK 0001706766

## Reporting persons
- Caption Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.75% of the class)
- William Cooper: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.75% of the class)
- Jason Strasser: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.75% of the class)

## Item 1. Issuer
Name of issuer: Sunrise Realty Trust, Inc.
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida, 33401

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Caption Management, LLC ("Caption Management") with respect to shares of common stock, par value $0.01 per share ("Shares"), of the Issuer held by certain investment funds and managed accounts it manages; (ii) William Cooper ("Mr. Cooper") with respect to Shares beneficially owned by Caption Management; and (iii) Jason Strasser ("Mr. Strasser") with respect to Shares beneficially owned by Caption Management.
Address of principal business office or, if none, residence: The address of the principal business office of Caption Management, Mr. Cooper and Mr. Strasser is 499 W Sheridan Ave., Suite 2250, Oklahoma City, Oklahoma, 73102.
Citizenship: Caption Management is a Delaware limited liability company. Mr. Cooper and Mr. Strasser are each United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10 and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this item 4.

Pursuant to investment management agreements, Caption Management maintains investment and voting power with respect to the securities held by certain investment funds and managed accounts it manages. Mr. Cooper and Mr. Strasser share control of Caption Management.

As of December 31, 2025, each of Caption Management, Mr. Cooper, and Mr. Strasser may be deemed to beneficially own call options exercisable for 100,000 Shares, or 0.75% of the Shares based on 13,420,986 shares outstanding as of November 7, 2025 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2025. Each of Caption Management, Mr. Cooper and Mr. Strasser disclaims beneficial ownership of any of the securities covered by this statement.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.2 Item 7 Information

## Signatures
- Caption Management, LLC: /s/ William Cooper, William Cooper, Managing Member (01/26/2026)
- William Cooper: /s/ William Cooper, William Cooper (01/26/2026)
- Jason Strasser: /s/ Jason Strasser, Jason Strasser (01/26/2026)